Exhibit 12
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
[ ], 2026
Board of Trustees
BNY Mellon Fund Trust
240 Greenwich Street
New York, New York 10286
Board of Trustees
BNY Mellon ETF Trust II
240 Greenwich Street
New York, New York 10286
Re:
Agreement and Plan of Reorganization, dated as of [ ], 2026 (the “Agreement”), by and among (i) BNY Mellon Fund Trust, a Massachusetts business trust (the “Fund Trust”), on behalf of its respective series identified on Exhibit A hereto (each a “Mutual Fund” and collectively, the “Mutual Funds”), and (ii) BNY Mellon ETF Trust II (the “ETF Trust”), a Massachusetts business trust, on behalf of its respective series identified on Exhibit A hereto (each an “Acquiring ETF” and collectively, the “Acquiring ETFs”).
Ladies and Gentlemen:
You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Mutual Funds and the Acquiring ETFs that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of each Mutual Fund to the applicable Acquiring ETF in exchange for the assumption of all of the liabilities of such Mutual Fund by the applicable Acquiring ETF and shares of beneficial interest of the applicable Acquiring ETF (“Acquiring ETF Shares”); (2) the distribution of Acquiring ETF Shares to the shareholders of the Mutual Fund; and (3) followed immediately by the complete liquidation of such Mutual Fund.  The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to each Mutual Fund and respective Acquiring ETF, are referred to herein as a “Reorganization.”  Prior to the Reorganization, fractional shares of each Mutual Fund and shares of each Mutual Fund held through accounts that are not permitted to hold Acquiring ETF Shares will be redeemed or exchanged.
In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of each Mutual Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning each Reorganization made to us in letters from the ETF Trust and the Fund Trust dated [ ], 2026 (collectively, the “Representation Letters”), (d) the Acquiring ETFs’ Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Documents”), and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation

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Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.
For purposes of this opinion, we have assumed that each Mutual Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, each Acquiring ETF will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents.  As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by each Mutual Fund and each Acquiring ETF, as being true and correct in all material respects as of the Closing Date.
Based on the foregoing and provided each Reorganization is carried out in accordance with the applicable laws of the State of New York, the Agreement and the Representation Letters, it is our opinion with respect to each Reorganization that:
1.
The acquisition by the Acquiring ETF of all of the assets of the corresponding Mutual Fund, as provided for in the Agreement, in exchange for Acquiring ETF Shares and the assumption by such Acquiring ETF of all of the liabilities of the corresponding Mutual Fund, followed by the distribution by such Mutual Fund to Mutual Fund shareholders of the Acquiring ETF Shares in complete liquidation of such Mutual Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and the Mutual Fund and the Acquiring ETF each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.
2.
No gain or loss will be recognized by the Mutual Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the corresponding Acquiring ETF in exchange solely for Acquiring ETF Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
3.
No gain or loss will be recognized by the Acquiring ETF upon the receipt by it of all of the assets of the corresponding Mutual Fund in exchange solely for the assumption of all of the liabilities of such Mutual Fund and issuance of the Acquiring ETF Shares pursuant to Section 1032(a) of the Code.
4.
No gain or loss will be recognized by a Mutual Fund upon the distribution of the Acquiring ETF Shares to Mutual Fund shareholders holding Mutual Fund Shares through accounts that may hold Acquiring ETF Shares in complete liquidation (in pursuance of the Agreement) of such Mutual Fund pursuant to Section 361(c)(1) of the Code.

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[ ], 2026

5.
The tax basis of the assets of each Mutual Fund received by the corresponding Acquiring ETF will be the same as the tax basis of such assets in the hands of such Mutual Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by such Mutual Fund on the transfer pursuant to Section 362(b) of the Code.
6.
The holding periods of the assets of the Mutual Fund in the hands of the applicable Acquiring ETF will include the periods during which such assets were held by such Mutual Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the applicable Acquiring ETF have the effect of reducing or eliminating the holding period with respect to an asset.
7.
No gain or loss will be recognized by a Mutual Fund shareholder upon the exchange of all of their Mutual Fund Shares solely for Acquiring ETF Shares pursuant to Section 354(a) of the Code.
8.
The aggregate tax basis of the Acquiring ETF Shares received by a Mutual Fund shareholder (except for the distribution of cash in lieu of fractional shares) will be the same as the aggregate tax basis of the Mutual Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
9.
The holding period of the Acquiring ETF Shares received by a Mutual Fund shareholder will include the holding period of the Mutual Fund Shares exchanged therefor, provided that the Mutual Fund shareholder held the Mutual Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.
10.
The consummation of the Reorganization will not terminate the taxable year of the Mutual Fund.  The part of the taxable year of a Mutual Fund before the Reorganization and part of the taxable year of the corresponding Acquiring ETF after the Reorganization will constitute a single taxable year of the Acquiring ETF.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind. Notwithstanding the foregoing, no opinion is expressed with respect to shareholders whose shares (including fractional shares) are redeemed, in whole or in part, in connection with the Reorganization.
This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof.  It represents our best legal judgment as to the matters addressed herein but is not binding on the Internal Revenue Service or the courts.  Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court.  Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either

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prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.
Our opinion is conditioned upon the performance by the ETF Trust and the Fund Trust of their respective undertakings in the Agreement and the Representation Letters.
Our opinion addresses only the specific federal income tax consequences of a Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of a Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the ETF Trust, on behalf of the Acquiring ETFs, and to the Fund Trust, on behalf of the Mutual Funds, and may be relied upon only by the ETF Trust, the Fund Trust, the Mutual Funds, the Acquiring ETFs and their shareholders and may not be relied on for any purpose by any other person without our express written consent.
We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus headings “Questions and Answers – What are the Tax Consequences of the Proposed Reorganization?,” “Summary – Federal Income Tax Consequences,” and “Information About the Reorganization — Federal Income Tax Consequences.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.  Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,

EXHIBIT A

Mutual Fund	Acquiring ETF
BNY Mellon International Fund	BNY Mellon Active International Equity ETF
BNY Mellon Small Cap Multi-Strategy Fund	BNY Mellon Small Cap ETF